EXHIBIT 4.2

AMENDMENT TO CERTIFICATE OF DESIGNATION,
PREFERENCES AND RIGHTS
 of
SERIES A PREFERRED STOCK
of
Coates International Ltd.
 (Pursuant to Section 151 of the Delaware General Corporation Law)

Pursuant to authority expressly granted and vested in the Board of Directors of Coates International Ltd. (the “Corporation”) by the provisions of the Corporation’s Certificate of Incorporation the (“Certificate of Incorporation”), as amended, the Board of Directors adopted the following resolution on May 24, 2011 authorizing an additional 75,000 shares, par value $0.001 series of the Corporation’s Series A Preferred Stock (the “Series A Preferred Stock”) out of the Corporation’s previously authorized 100,000,000 shares of preferred stock, $0.001 par value per share, to combine with the 25,000 shares , par value $0.001 series of the Corporation’s Series A Preferred Stock issued on April 30, 2009, to total 100,000 shares and (ii) providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of 100,000 shares of Series A Preferred Stock of the Corporation;

RESOLVED: That pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation as amended, the Series A Preferred Stock is amended and it hereby is, created out of the 99,975,000 authorized but unissued shares of the capital preferred stock of the Corporation, such Series A Preferred Stock, to consist of an additional 75,000 shares, $0.001 par value per share, to total 100,000 shares, which shall have the following preferences, powers, designations and other special rights;

I. DESIGNATION AND AMOUNT

There shall be a series of Preferred Stock that shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”) and the number of shares constituting such series shall be One Hundred Thousand (100,000) shares of Preferred Stock, is the Series A Preferred Stock with a par value per share of $0.001.

II. EFFECTIVE DATE

This designation became effective for accounting purposes as of May 24, 2011 with respect to an additional 75,000 shares of Series A Preferred Stock designated with the same rights as preferences as the previous 25,000 shares of Series A Preferred Stock, by unanimous consents in lieu of special meetings of the Board of Directors, pursuant to Section 141(f) of the General Corporation Law of Delaware.

III. DIVIDENDS

Holders of Series A Preferred Stock shall not have any rights to share in any dividends declared by the Corporation at any time.

IV. NO LIQUIDATION PREFERENCE

Upon liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Preferred Stock then outstanding shall not be entitled to receive out of the assets of the Corporation, whether from capital or earnings available for distribution, any amounts which will be otherwise available to and distributed to the Common Stockholders.

V. VOTING RIGHTS

The holders of the Series A Preferred Stock shall be entitled to the right to vote 10,000 shares of common stock with respect to all matters that are required by law to be submitted to a vote of shareholders of any or all classes of voting securities. A holder of the Series A Preferred Stock shall vote together with the holders of Common Stock as a single class upon all matters submitted to the Common Stock shareholders.

VI. PROTECTION PROVISIONS

So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not take any of the following corporate actions (whether by merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent of the Majority Holders:

(i)	alter or change the rights, preferences or privileges of the Series A Preferred Stock, or increase the authorized number of shares of Series A Preferred Stock;
(ii)	alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series A Preferred Stock;
(iii)	increase the par value of the Common Stock;

Notwithstanding the foregoing, no change pursuant to this Article XII shall be effective to the extent that, by its terms, it applies to less than all of the holders of shares of Series A Preferred Stock then outstanding.

VII. MISCELLANEOUS

A.       Lost or Stolen Certificates. Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) (y) in the case of loss, theft or destruction, indemnity (without any bond or other security) reasonably satisfactory to the Corporation, or (z) in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Corporation shall execute and deliver new Preferred Stock Certificate(s) of like tenor and date.

B.       Waiver. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the holders of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the holders thereof) upon the written consent of the Majority Holders, unless a higher percentage is required by applicable law, in which case the written consent of the holders of not less than such higher percentage of shares of Series A Preferred Stock shall be required.

C.       Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party. The addresses for such communications are (i) if to the Corporation to Coates International, Ltd.,2100 Highway 34, Wall, NJ 07719, Telephone (732) 449-7719, Fax: (732) 449-0764, Attention: George J. Coates, and (ii) if to any holder to the address set forth in the Series A Preferred Stock Register, or such other address as may be designated in writing hereafter, in the same manner, by such person.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation this 9th day of April, 2013.

COATES INTERNATIONAL LTD.

By:	/s/ George J. Coates
Name:	George J. Coates
Title:	President and Chief Executive Officer